EXHIBIT 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Neptune Technologies & Bioressources Inc. (“Neptune”)
545 Promenade du Centropolis, Suite 100
Laval, Québec H7T 0A3

2.	Date of Material Change

April 27, 2014

3.	News Release

A  news  release  was  issued  and  disseminated  on  April  27th,  2014  through GlobeNewswire. The news release was filed on SEDAR.

4.	Summary of Material Change

On April 27, 2014, Neptune and Acasti Pharma Inc. (“Acasti”), a Neptune subsidiary, announced that a final and binding patent infringement settlement and license agreement has been signed with Enzymotec Ltd. and Enzymotec USA, Inc. (collectively, "Enzymotec").

5.	Full Description of Material Change

On April 27, 2014, Neptune and Acasti, a Neptune subsidiary, announced that a final and binding patent infringement settlement and license agreement has been signed with Enzymotec that resolves the International Trade Commission's ("ITC") investigation of infringement of Neptune's composition of matter patents, related federal court actions initiated by Neptune against Enzymotec and its distributors, and various patent review proceedings requested by Enzymotec.

As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Enzymotec, allowing it to market and sell its nutraceutical products under Neptune's '348  family  of  patents  (US  Patent No. 8,030,348 and all the continuations). Under the terms of the settlement, royalty levels in the USA are dependent on the outcome of pending inter partes review  proceedings  before  the  U.S.  Patent  and  Trademark  Office  (USPTO)

regarding certain claims of Neptune's '351 composition of matter patent (US Patent No. 8,278,351).  Furthermore, royalty levels in Australia are dependent on a potential request by Enzymotec to the Australian Patent Office for a post-grant review of certain claims of Neptune's allowed composition of matter patent application (AU2002322233).

Enzymotec also agreed to pay Neptune a non-refundable one-time upfront settlement payment. The financial terms of the license are confidential between the parties.

6.	Reliance on subsection 7.1 (2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact: André Godin, Chief Financial Officer of Neptune, at +1.450.687.2262.

9.	Date of Report

May 6, 2014.